UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D ☐ Form N-CEN
☐ Form N-CSR
For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NanoVibronix, Inc.

Full Name of Registrant

Former Name if Applicable

525 Executive Blvd.

Address of Principal Executive Office (Street and Number)

Elmsford, New York 10523

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NanoVibronix, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) within the time period due to delays in compiling information required to be included in the Form 10-K, including information relating to the preparation and audit of its financial statements.

The Company expects to file the Form 10-K within the extension period of 15 calendar days, as provided under Rule 12b -25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen Brown	(914)	233-3004
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s anticipated significant changes in its results of operations based on its preliminary unaudited results of operations are as follows:

For the years ended December 31, 2022 and 2021, the Company’s revenues were approximately $752,000 and $1,695,000, respectively, a decrease of approximately 56%, or $943,000, between the periods. The decrease was mainly attributable to absence of sales from our Ultra Pain Products distributor in the third and fourth quarter of 2022 due to suspension of PainShield Plus by the FDA.

For the years ended December 31, 2022 and 2021, gross profit was approximately $167,000 and $770,000, respectively. The decrease was mainly due to the large decrease in revenues in the third and fourth quarter of 2022 which usually produced higher margins in the prior years, production delays caused by the suspension of Painshield Plus by the FDA and increases in certain components of our devices and to a lesser degree obsolescence costs pertaining to certain components that were changed to regain compliance with the FDA, and inventory repurchased from a former customer pursuant to an agreement to cancel a contract that had certain exclusive international distribution rights.

For the years ended December 31, 2022 and 2021, research and development expenses were approximately $283,000 and $293,000, respectively, a decrease of approximately 3%, or $10,000 between the periods. This decrease was mainly due to studies performed in the prior year and development of an over-the-counter PainShield product and a CBD application for our PainShield product in 2021 that did not occur in 2022.

For the years ended December 31, 2022 and 2021, there was a change in fair value of derivative liabilities resulting in a loss of approximately $0 and $6,956,000, respectively. The loss in 2021 was derived from the Company’s total potentially dilutive shares exceed the Company’s authorized share limit.

For the years ended December 31, 2022 and 2021, warrant modification expense was approximately $0 and $1,627,000, respectively. The warrant modification expense was due to the resolution of the overissuance shares matter. The overissuance shares matter resulted in a reclassification of derivative liabilities to equity during 2021. There was no warrant modification in 2022.

For the years ended December 31, 2022 and 2021, the Company’s income tax expense was approximately $35,000 and $32,000, respectively. The low tax expense for 2021 was a result of favorable adjustments due to lapses of statutes of limitations on its Israel tax positions. In 2022, there was no such adjustment.

The Company’s net loss decreased by approximately $8,834,000 or 62%, to approximately $5,448,000 for the years ended December 31, 2022 from approximately $14,282,000 during the same period in 2021. The decrease in net loss resulted primarily from the factors described above.

The Company believes that its results contained herein are materially correct; however, because review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Company’s Annual Report on Form 10-K.

NanoVibronix, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2023	By:	/s/ Stephen Brown
		Name:	Stephen Brown
		Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).